UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, July 24, 2024

Gen. Mgmt. No.014/2024

Mrs.

Solange Berstein

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: MATERIAL FACT

Dear Madam,

Pursuant to the provisions of Articles 9 and 10, second paragraph, of Law No. 18,045 of the Securities Market and General Rule No. 30 of the Financial Market Commission (“CMF”), duly authorized and on behalf of Enel Chile S.A. (“the Company”), I hereby inform you, as a material fact, that the Board of Directors of Enel Chile S.A., in a regular meeting held on July 24, 2024, approved a capital increase in its affiliate Enel X Way Chile SpA, in the amount of Ch$ 5,100,559,662 (five billion one hundred million five hundred and fifty-nine thousand six hundred and sixty-two pesos), payable entirely in cash.

Enel Chile S.A. currently holds a 49% equity interest in Enel X Way Chile SpA, and as a result of the aforementioned capital increase, the equity interest of the other shareholder of Enel X Way Chile SpA, i.e. Enel X Way s.r.l., will be diluted, leaving Enel Chile S.A.'s equity interest in Enel X Way Chile SpA at approximately 62.5%. As a consequence of the foregoing, once the aforementioned capital increase is duly subscribed by Enel Chile S.A., the latter will become the parent company of Enel X Way Chile SpA, proceeding to consolidate all the assets and liabilities of the latter.

No significant effects are expected for the Company.

Sincerely yours,

Giuseppe Turchiarelli

Chief Executive Officer

Enel Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Executive Officer

Date: July 24, 2024